Exhibit 21

EXECUTIVE OFFICERS AND DIRECTORS

OF

COLISEUM REINSURANCE COMPANY

The names of the Directors and the names and titles of the Executive Officers of Coliseum Reinsurance Company (“Coliseum”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of Coliseum at 125 Broad Street, New York, New York 10004. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Coliseum and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
* Wei Chez	Vice President, Chief Financial Officer and Treasurer

* Tom Taylor (1)	President and Chief Executive Officer

* Sylvain Villeroy de Galhau (2)	Chairman of the Board

*	Director
(1)	Citizen of the United Kingdom
(2)	Citizen of the Republic of France